Via Facsimile and U.S. Mail
Mail Stop 6010

July 2, 2008

Mr. James B. Lootens
Secretary and Deputy General Counsel
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285

> **Re:** **Eli Lilly and Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File Number: 001-06351**

Dear Mr. Lootens:

We have completed our review of your Form 10-K and have no further comments at this time. Please contact Sonia Barros at (202) 551-3655 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director